UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

AMERICAN COMMERCIAL LINES INC.

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(Name of Issuer)

Common Stock, $0.01 par value

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(Title of Class of Securities)

025195207

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(CUSIP Number)

Marc D. Hauser

Equity Group Investments, L.L.C.

2 North Riverside Plaza, Suite 600

Chicago, Illinois 60606

312-466-3281

--------------------------------------------------------------------------------

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 28, 2006

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(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 025195207	SCHEDULE 13D/A

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

GVI Holdings, Inc.

FEIN 36-4081034

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Delaware

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 2,658,542
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power – 2,658,542
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,658,542

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

8.6% (1)

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

CO

_____________________________________________________________________________

(1) Based on (i) 30,690,942 shares of Common Stock, par value $0.01 per share, outstanding as of March 28, 2006, as reported in the Issuer's Schedule 14A filed April 13, 2006, together with (ii) a Warrant to purchase 279,836 shares of Common Stock held by one of the Reporting Persons.

CUSIP No. 025195207	SCHEDULE 13D/A

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

GAMI Investments, Inc. (1)

FEIN 36-3992617

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Delaware

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 69,765
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power - 69,765
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

69,765

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

0.2% (2)

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

CO

_____________________________________________________________________________

(1) Prior filings by these Reporting Persons incorrectly listed Great American Management and Investment, Inc. as the beneficial owner of the 69,765 shares of Common Stock listed above, as more further described herein.

(2) Based on (i) 30,690,942 shares of Common Stock, par value $0.01 per share, outstanding as of March 28, 2006, as reported in the Issuer's Schedule 14A filed April 13, 2006, together with (ii) a Warrant to purchase 279,836 shares of Common Stock held by one of the Reporting Persons.

CUSIP No. 025195207	SCHEDULE 13D/A

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Great American Management and Investment, Inc.

FEIN 58-1351398

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Delaware

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 2,728,307
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power - 2,728,307
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,728,307

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

8.8% (1)

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

(1) Based on (i) 30,690,942 shares of Common Stock, par value $0.01 per share, outstanding as of March 28, 2006, as reported in the Issuer's Schedule 14A filed April 13, 2006, together with (ii) a Warrant to purchase 279,836 shares of Common Stock held by one of the Reporting Persons.

CUSIP No. 025195207	SCHEDULE 13D/A

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

SZ Investments, L.L.C.

FEIN 36-4150443

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Delaware

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 1,385,509
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power - 1,385,509
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,385,509

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

4.5% (1)

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

(1) Based on (i) 30,690,942 shares of Common Stock, par value $0.01 per share, outstanding as of March 28, 2006, as reported in the Issuer's Schedule 14A filed April 13, 2006, together with (ii) a Warrant to purchase 279,836 shares of Common Stock held by one of the Reporting Persons.

CUSIP No. 025195207	SCHEDULE 13D/A

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

HY I Investments, L.L.C.

FEIN 88-0485739

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Delaware

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 867,192
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power – 867,192
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

867,192 (1)

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

2.8% (2)

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

(1) Represents 587,356 shares of Common Stock, par value $0.01 per share, together with a Warrant to purchase 279,836 shares of Common Stock held by such Reporting Person.

(2) Based on (i) 30,690,942 shares of Common Stock, par value $0.01 per share, outstanding as of March 28, 2006, as reported in the Issuer's Schedule 14A filed April 13, 2006, together with (ii) a Warrant to purchase 279,836 shares of Common Stock held by such Reporting Person.

CUSIP No. 025195207	SCHEDULE 13D/A

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

EGI-Managing Member (01), L.L.C.

FEIN 40-0002817

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Delaware

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 867,192
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power – 867,192
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

867,192 (1)

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

2.8% (2)

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

(1) Represents 587,356 shares of Common Stock, par value $0.01 per share, together with a Warrant to purchase 279,836 shares of Common Stock held by one of the Reporting Persons.

(2) Based on (i) 30,690,942 shares of Common Stock, par value $0.01 per share, outstanding as of March 28, 2006, as reported in the Issuer's Schedule 14A filed April 13, 2006, together with

(ii) a Warrant to purchase 279,836 shares of Common Stock held by one of the Reporting Persons.

CUSIP No. 025195207	SCHEDULE 13D/A

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

EGI-Fund (05-07) Investors, L.L.C.

FEIN 20-2062590

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Delaware

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 786,565
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power – 786,565
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

786,565

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

2.5% (1)

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

(1) Based on (i) 30,690,942 shares of Common Stock, par value $0.01 per share, outstanding as of March 28, 2006, as reported in the Issuer's Schedule 14A filed April 13, 2006, together with (ii) a Warrant to purchase 279,836 shares of Common Stock held by one of the Reporting Persons.

CUSIP No. 025195207	SCHEDULE 13D/A

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Chai Trust Company, L.L.C.

FEIN 36-4268733

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Illinois

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 5,767,573
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power – 5,767,573
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,767,573 (1)

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

18.6% (2)

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

(1) Includes 279,836 shares of Common Stock issuable upon exercise of a Warrant to purchase Common Stock held by one of the Reporting Persons.

(2) Based on (i) 30,690,942 shares of Common Stock, par value $0.01 per share, outstanding as of March 28, 2006, as reported in the Issuer's Schedule 14A filed April 13, 2006, together with

(ii) a Warrant to purchase 279,836 shares of Common Stock held by one of the Reporting Persons.

CUSIP No. 025195207	SCHEDULE 13D/A

This Amendment No. 2 to Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock"), of American Commercial Lines Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 1701 East Market Street, Jeffersonville, Indiana 47130. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Items 2, 3 and 5 of the Schedule 13D are hereby amended as follows:

ITEM 2.	Identity and Background.

The Schedule 13D and the Amendment No. 1 to Schedule 13D previously filed by the undersigned incorrectly listed Great American Management and Investment, Inc., a Delaware corporation, as the beneficial owner of shares of Common Stock beneficially owned by GAMI Investments, Inc., a Delaware corporation. GAMI Investments, Inc. is a wholly-owned subsidiary of Great American Management and Investment, Inc. The Schedule 13D is hereby amended to, amongst other things, correct such inadvertent error.

Items 2(a-c) are hereby amended and restated in their entirety as follows:

(a-c) This Statement is being filed by the following beneficial owners of Common Stock: GVI Holdings, Inc., a Delaware corporation ("GVI"); SZ Investments, L.L.C., a Delaware limited liability company ("SZI"); GAMI Investments, Inc., a Delaware corporation ("GAMI"); Great American Management and Investment, Inc., a Delaware corporation ("Great American"); HY I Investments, L.L.C., a Delaware limited liability company ("HY I"); EGI-Managing Member (01), L.L.C., a Delaware limited liability company ("MM 01"); EGI-Fund (05-07) Investors, L.L.C., a Delaware limited liability company ("Fund 05-07"); and Chai Trust Company, L.L.C., an Illinois limited liability company ("Chai Trust"). GVI, GAMI, SZI, HY I and Fund 05-07 are sometimes referred to herein as the "Stockholders". The Stockholders, together with Chai Trust and MM 01, are sometimes referred to herein as the "EGI Entities".

The officers of each of SZI, HY I, MM 01 and Fund 05-07 are as follows:

Samuel Zell	President; Chairman and President of Equity Group Investments, L.L.C. ("EGI")
William C. Pate	Vice President; Chief Investment Officer and Managing Director of EGI
Philip Tinkler	Treasurer; Chief Financial Officer, Chief Compliance Officer and Treasurer of EGI

The officers of each of GAMI, GVI and Great American are as follows:

Bert Cohen	President; Mr. Cohen is also a semi-retired investor, whose residence is 5000-4A Estate Enighed, #65, St. John, VI 00830
David B. Lawrence	Executive Vice President
Philip Tinkler	Vice President and Assistant Treasurer; Chief Financial Officer, Chief Compliance Officer and Treasurer of EGI
Kellie Zell	Vice President; Mrs. Zell also works as a homemaker.

MM 01 is the managing member of HY I. SZI is the managing member of HY I and Fund 05-07. SZI is indirectly owned by various trusts established for the benefit of Samuel Zell and his family (the "Trusts"). The trustee of each of the Trusts is Chai Trust. The officers and managing directors of Chai Trust are as follows:

Donald J. Liebentritt	President and a Managing Director of Chai Trust; Vice President of EGI
Bert Cohen	Managing Director of Chai Trust. Mr. Cohen is also a semi-retired investor, whose residence is 5000-4A Estate Enighed, #65, St. John, VI 00830
Kellie Zell Harper	Managing Director of Chai Trust. Mrs. Zell also works as a homemaker.
Leah Zell Wanger	Managing Director of Chai Trust. Ms. Wagner is a private investor whose business address is 227 West Monroe Street, Chicago, Illinois 60603
JoAnn Zell Gillis	Managing Director of Chai Trust. Mrs. Zell Gillis is a physician
Matthew Zell	Managing Director of Chai Trust and an employee of EGI
Robert M. Levin

Senior Trust Officer and a Managing Director of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602

James Bunegar	Vice President, Chief Financial Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President - Taxes of EGI

The owner of 100% of the outstanding equity interests of each of GVI and GAMI is Great American. Great American is indirectly held by the Trusts, the trustee of which is Chai Trust, and by Samuel Zell Revocable Trust, the trustee of which is Samuel Zell.

The business address of each EGI Entity, Samuel Zell, Donald Liebentritt, William Pate, Philip Tinkler, Kellie Zell Harper, JoAnn Zell Gillis, Matthew Zell, James Bunegar, and David Lawrence is Two North Riverside Plaza, Chicago, Illinois 60606.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following thereto:

On April 28, 2006, Fund 05-07 sold 164,831 shares of Common Stock, GVI sold 745,212 shares of Common Stock, and HY I sold 123,085 shares of Common Stock, each in open market transactions at a price of $53.13 per share, for total proceeds of $54,890,090.64.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in their entirety as follows:

(a) and (b) To the best knowledge of the Reporting Persons, there were 30,970,778 shares of Common Stock outstanding as of April 28, 2006, based on (i) 30,690,942 shares of Common Stock outstanding as of March 28, 2006, as reported in the Issuer's Schedule 14A filed April 13, 2006, together with (ii) 279,836 shares of Common Stock issuable upon exercise of the HY I Warrant.

Based upon the (i) 2,658,542 shares of Common Stock as to which GVI shares beneficial ownership; (ii) 69,765 shares of Common Stock as to which GAMI shares beneficial ownership; (iii) 1,385,509 shares of Common Stock as to which SZI shares beneficial ownership; (iv) 587,356 shares of Common Stock and 279,836 shares of Common Stock issuable upon exercise of the HY I Warrant, as to each of which HY I shares beneficial ownership; and (v) 786,565 shares of Common Stock as to which Fund 05-07 shares beneficial ownership, the aggregate 5,767,573 shares of Common Stock held by the Stockholders, as to which each of which Chai Trust shares beneficial ownership, represent approximately 18.6% of the issued and outstanding Common Stock.

(c) Except as set forth above, during the last 60 days, no transactions in the Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the persons set forth in Item 2.

(d) No person other than an EGI Entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by the Stockholders.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: April 28, 2006

GVI HOLDINGS, INC.

GREAT AMERICAN MANAGEMENT AND INVESTMENT, INC.

GAMI INVESTMENTS, INC.

Each by: /s/ PHILIP G. TINKLER

-------------------------------------

Name: Philip G. Tinkler

Title: Vice President and Assistant Treasurer

SZ INVESTMENTS, L.L.C.

HY I INVESTMENTS, L.L.C.

EGI-MANAGING MEMBER (01), L.L.C.

EGI-FUND (05-07) INVESTORS, L.L.C.

Each by: /s/ PHILIP G. TINKLER

-------------------------------------

Name: Philip G. Tinkler

Title: Treasurer

CHAI TRUST COMPANY, L.L.C.

By: /s/ DONALD J. LIEBENTRITT

-------------------------------------

Name: Donald J. Liebentritt

Title: President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)